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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February 2004

                        Commission File Number 000-50556


                        Viatel Holding (Bermuda) Limited
                (Translation of registrant's name into English)


                                 Inbucon House
                                   Wick Road
                             Egham, Surrey TW20 0HR
                                 United Kingdom
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F [X]                Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        Yes [ ]                No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______
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The Bye-laws of Viatel Holding (Bermuda) Limited (the "Company") were amended pursuant to a resolution of the Company's shareholders passed at the Annual General Meeting of the Company held on December 29, 2003 in Hamilton, Bermuda (the "AGM").

Attached and incorporated by reference in this Form 6-K are the following exhibits:



             Exhibit No                     Description
             __________          _______________________________________________
             99.1                Bye-Laws effective up to the close of the AGM
             99.2                Bye-Laws effective as from the close of the AGM

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                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.





                                By:  /s/ Stephen Grist
                                     ______________________________
                                     Name: Stephen Grist
                                     Title: Chief Financial Officer



Date: February 5, 2004
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                                 EXHIBIT INDEX





             Exhibit No                     Description
             __________          _______________________________________________
             99.1                Bye-Laws effective up to the close of the AGM
             99.2                Bye-Laws effective as from the close of the AGM